212-373-3105

212-492-0105

jmarell@paulweiss.com

March 21, 2013

VIA EDGAR

Peggy Kim, Esq.

Special Counsel, Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re:                             Lear Corporation (the “Company”)
Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A by Marcato Capital Management LLC et al. (the “Filing Persons”)
Filed March 18, 2013
File No. 001-11311

Dear Ms. Kim:

On behalf of the Filing Persons, we are submitting this letter in response to the March 21, 2013 telephone conversation with you and Sonia Bednarowski.  We are supplementally providing additional material as requested, and for your convenience we have attached pages showing changes we intend to make in our next filing.

If you have any questions, please do not hesitate to call me at (212) 373-3105.

Sincerely,

/s/ Jeffrey D. Marell
Jeffrey D. Marell

Enclosures